



NEWS RELEASE

First Nation LP, Newmont, and Orla Announce C$6.6 million Education, Training, and Skills Development Fund for 24 First Nations in Northwestern Ontario
Investment will support long-term skills development, cultural learning, and career opportunities

Vancouver, BC – November 10, 2025 – First Nation LP ("FNLP"), Newmont Corporation (NYSE: NEM) ("Newmont"), and Orla Mining Ltd. (TSX: OLA; NYSE: ORLA) ("Orla") are proud to announce they have established a C$6.6 million education, training, and skills development fund, which will be administered by Opiikapawiin Services LP ("OSLP" or "Opiikapawiin"), a service organization 100% owned by 24 First Nations. This investment will support members of the 24 First Nations in Northwestern Ontario with opportunities to advance their skills, careers, and cultural practices. The C$6.6 million will be contributed over a 10-year period.

The fund will support a broad range of programs that advance education, careers, and cultural revitalization, including career development, trades training, mentorship, land-based learning, literacy, STEM initiatives, scholarships, and access to digital tools and technology.

"This fund builds on a long-standing partnership that shows what is possible when we work together with a shared goal of seeing communities succeed. It ensures that our youths today have the opportunity to gain the education, training, and knowledge needed for them to take charge of building a bright and prosperous future. We would like to extend our heartfelt thanks to Newmont Corporation and Orla Mining Ltd. for choosing to contribute to this fund and reinvest in our communities. Through this initiative, we're creating another avenue for future generations to thrive through lasting change, while ensuring the vision of our Elders and ancestors continues to be carried forth."

- Eliezar McKay, FNLP Chair

This initiative builds on a longstanding partnership between FNLP and Musselwhite mine, previously owned by Newmont (formerly Goldcorp), and now by Orla.

The 24 First Nations equally own 51% of Wataynikaneyap Power, along with Fortis Inc. and other private investors. First Nations have been working on energy security as a regional issue for over 30 years. Goldcorp's primary interest in becoming involved was to meet their power needs while supporting First Nation ownership. They provided funding for pre-development costs to supplement First Nation capacity in the project. Goldcorp's early investment helped catalyze the development of one of Canada's most significant Indigenous-led infrastructure initiatives. Today, the Wataynikaneyap Power transmission system is transmitting cleaner, more reliable electricity to remote First Nations in Northwestern Ontario, replacing diesel generation and significantly improving quality of life across the region.

Rather than seeking payment on the promissory note set up for pre-development costs in the project, Newmont and Orla agreed to direct the funds back into the region through a new charitable organization. Community members seeking to further enhance their education and skills development will have another option for support.





"Although Newmont has since divested our assets in Ontario, our commitment to lasting, positive impact remains. This investment honours the spirit of partnership that shaped our time in the region and looks ahead—supporting youth, education, and Indigenous-led development for generations to come."

- David Thornton, Managing Director, Newmont Americas

"It is important for Orla to support and contribute to the momentum and priorities established by the member Nations of FNLP. We are proud to be building on these historic partnerships with Indigenous communities in Northern Ontario and recognize that true partnership means working together with respect, understanding and a shared purpose. The development fund will leverage one unifying project and transform it into the next, and we hope the generation of youth that participate in these new opportunities will in turn be able to do the same. We look forward to being part of this next chapter in the region."

- Silvana Costa, Chief Sustainability Officer, Orla Mining

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

About First Nation Limited Partnership

First Nation Limited Partnership (FNLP) is a partnership of 24 First Nations in Northwestern Ontario working together to connect 17 remote communities to the provincial power grid and remove diesel generation as their primary source of power. FNLP was established in 2015 to be the ownership and control of the Participating First Nations' interest in Wataynikaneyap Power LP. The 51% interest in Wataynikaneyap Power LP is equally owned by each of the 24 First Nation communities and FNLP will maintain their ability to increase their ownership to 100% over time.

About Opiikapawiin Services

Opiikapawiin Services LP (OSLP) was established by a partnership of 24 First Nations in Northwestern Ontario. OSLP is primarily responsible for administering projects and programs for Wataynikaneyap Power PM through a service agreement, relating to community engagement, community readiness, education & training, business readiness, stakeholder engagement, communications, and capacity building. OSLP also supports the First Nation Partnership in the management of its investment in Wataynikaneyap Power. For additional information, please visit: www.oslp.ca

  

For further information, please contact:

Orla Mining

Andrew Bradbury
Vice President, Investor Relations & Corporate Development, Orla Mining

www.orlamining.com
investor@orlamining.com

Newmont Corporation

John Mullally
Head External Relations & Social Performance, Newmont Canada

https://www.newmont.com
globalcommunications@newmont.com

FNLP, Opiikapawiin Services LP (OSLP)

Josie Zussino
Communications and Governance Lead, Opiikapawiin Services LP

www.oslp.ca

(807) 620-9148
j.zussino@oslp.ca
contact@oslp.ca